UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 15, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X          Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes              No X
Enclosure:  ANGLOGOLD ASHANTI ANNUAL GENERAL MEETING RESULTS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
15 May 2014
NEWS RELEASE

ANGLOGOLD ASHANTI LIMITED: RESULTS OF THE SEVENTIETH ANNUAL GENERAL
MEETING OF SHAREHOLDERS

Shareholders are advised that at the Annual General Meeting held on 14 May 2014, all the ordinary and special resolutions as set out in the Notice of the Meeting dated 18 March 2014 were passed with all resolutions receiving more than the required majority of votes.

Details of the votes cast on each resolution are set out below:
For
Against
Abstained
Resolutions
Number of
votes
% of
votes
Number of
votes
% of
votes
Number of
votes

Ordinary Resolution No. 1
Re-appointment of Ernst &
Young Inc. as auditors of
the company
294,447,510 99.82 531,201 0.18 536,813

Ordinary Resolution No. 2
Election of Mr RN Duffy as a
director
294,171,722 99.82 521,141 0.18 826,425

Ordinary Resolution No. 3
Re-election of Mr R Gasant
as a director
294,169,281 99.82 524,825 0.18 825,182

Ordinary Resolution No. 4
Re-election of Mr SM Pityana
as a director
286,057,993 97.07 8,635,230 2.93 825,926

Ordinary Resolution No. 5
Appointment of Prof LW
Nkuhlu as a member of the
Audit and Risk Committee of
the company
293,533,180 99.51 1,439,194 0.49 543,915

Ordinary Resolution No. 6
Appointment of Mr MJ
Kirkwood as a member of the
Audit and Risk Committee of
the company
293,730,415 99.58 1,243,900 0.42 544,530

Ordinary Resolution No. 7
Appointment of Mr R Gasant
as a member of the Audit
and Risk Committee of the
company
293,722,460
99.58
1,251,960
0.42
544,424

Ordinary Resolution No. 8
Appointment of Mr RJ
Ruston as a member of the
Audit and Risk Committee of
the company
267,912,551
90.82
27,061,527
9.18
544,767

Ordinary Resolution No. 9
General authority to directors
to allot and issue ordinary
shares
286,026,504
97.06
8,656,910
2.94
835,856

Non-Binding Advisory
Endorsement
Advisory endorsement of the
AngloGold Ashanti
remuneration policy
234,932,721
84.08
44,486,404
15.92
16,103,164

Special Resolution No. 1
General authority to directors
to issue for cash, those
ordinary shares which the
directors are authorised to
allot and issue in terms of
ordinary resolution number 9
256,288,074
97.11
7,614,914
2.89
31,615,957

Special Resolution No. 2
Approval of non-executive
directors’ remuneration for
their service as directors
243,186,021
85.92
39,852,487
14.08
12,480,290

Special Resolution No. 3
Approval of non-executive
directors’ remuneration for
board committee meetings
240,025,001
85.90
39,379,969
14.10
16,169,960

Special Resolution No. 4
Amendment of the
company’s Memorandum of
Incorporation
283,784,139
96.53
10,193,895
3.47
1,459,876

Special Resolution No. 5
Amendment of the rules of
the company’s Long-Term
Incentive Plan
237,512,646
85.58
40,012,753
14.42
17,997,077

Special Resolution No. 6
Amendment of the rules of
the company’s Bonus Share
Plan
262,099,051
88.98
32,469,936
11.02
950,548

Special Resolution No. 7
General authority to acquire
the company’s own shares
290,218,022
98.57
4,219,304
1.43
1,081,563

Special Resolution No. 8
Approval for the company to
grant financial assistance in
terms of Sections 44 and 45
of the Companies Act
262,225,291
89.00
32,399,666
11.00
892,851

Ordinary Resolution No. 10
Election of Mr DL Hodgson
as a director
293,268,236
99.82
535,586
0.18
1,715,083

73.30% of total number of shares was exercised by those present/by proxy and including votes withheld.

The special resolutions will be filed with the Companies and Intellectual Property Commission in accordance with the requirements of the Companies Act, No. 71 of 2008.
ENDS
Sponsor: UBS South Africa (Pty) Ltd
Contacts
Media
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors

Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)
+1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
General inquiries
investors@anglogoldashanti.

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended December 31, 2013 that was filed with the United States Securities and Exchange
Commission (“SEC”) on 14 April 2014. These factors are not necessarily all of the important factors that could cause
AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 15, 2014
By:
/s/ M E SANZ PEREZ
Name:   M E Sanz Perez
Title:    Group General Counsel and Company
             Secretary